Mail Stop 4561   June 18, 2008

C.R. Cloutier
Chief Executive Officer
MidSouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, LA 70501

>   **Re: MidSouth Bancorp, Inc.**
>   **Form 10-K**
>   **Filed March 17, 2008**
>   **File No. 001-11826**

Dear Mr. Cloutier:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signature page

1. Please confirm you will revise, in future filings, to identify the Principal
    Executive Officer, Principal Financial Officer and Principal Accounting Officer
    as required by General Instruction D.(2) of Form 10-K.

Exhibits

2. The identification of the certifying individual at the beginning of the certification
    required by Exchange Act Rule 13a-14(a) also includes the title of the certifying
    individual. Please confirm you will revise, in future filings, so that the

identification of the certifying individual at the beginning of the certification does not include the individual's title.

3. The language of certifications required by Rules 13a-14(a) and 15d-14(a) should not be changed from that set forth in Item 601(b)(31) of Regulation S-K except as noted in applicable staff interpretations. Your certifications include inappropriate modifications. Please confirm you will revise, in future filings, paragraphs 4 and 5 and delete paragraph 6. In doing so, ensure that your certifications are in the exact form as in the applicable disclosure standard.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

C.R. Cloutier
Chief Executive Officer
MidSouth Bancorp, Inc.
Page 3

       Please contact Matt McNair at (202) 551-3583 or me at (202) 551-3434 with any questions.

                                      Sincerely,

                                      Michael Clampitt
                                      Staff Attorney

cc: By fax (337) 593-3278
         Danielle Blanchet
         MidSouth Bancorp, Inc.